Exhibit 99.1

CHAIRMAN’S LETTER AND NOTICE OF MEETING ANNUAL GENERAL MEETING LONDON 15 MAY 2013
MAKING SUSTAINABLE LIVING COMMONPLACE

Unilever House, 100 Victoria Embankment, London EC4Y 0DY

Telephone 020 7822 5252 Facsimile 020 7822 5464

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Michael Treschow	2 April 2013
Chairman

Dear Shareholder,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘PLC AGM’). The meeting will be held on Wednesday 15 May 2013 in our usual venue, the Queen Elizabeth II Conference Centre in Westminster, London SW1 3EE. The PLC AGM will start at 3pm.

At the PLC AGM, Paul Polman, the Chief Executive Officer, will update you on the progress of the business in 2012 before we conduct certain formal business of the Meeting.

In accordance with the UK Corporate Governance Code and as has been our policy for many years, with the exception of Sunil Bharti Mittal, all our Directors are offering themselves for re-election. They are all distinguished in their respective fields and further information on their re-elections can be found on page 7 of this Notice. Sunil Bharti Mittal will not be offering himself for re-election and will leave the Board at the end of the PLC AGM in May 2013.

With three Non-Executive Directors due to reach Unilever’s usual maximum tenure of nine years in 2015, we felt it prudent now to appoint new Non-Executive Directors. Therefore, during 2012, we continued our search to strengthen your Board. Having identified Laura Cha, Mary Ma and John Rishton, we are delighted that they have agreed to join your Board. Between them they will further strengthen the financial expertise, fast-moving consumer goods’ experience, and independence of your Board, as well as broadening its diversity. They will all be proposed for election as Non-Executive Directors at the PLC AGM and Unilever N.V. AGM (the ‘NV AGM’) in May 2013. Their biographies are included on page 7 of this Notice.

Last year Unilever successfully held both its AGMs on the same day. On 15 May 2013 it is again our intention that, half our Board members will attend the NV AGM in Rotterdam in the morning in person, and the other half the PLC AGM in the afternoon in person. Those members of the Boards not physically present at each meeting will attend via a satellite link. Paul Polman and I are again planning to be present in person at both meetings.

The rest of the formal business covers standard matters that will be generally familiar to you. Resolutions 17 to 23 are similar to those which shareholders have passed in previous years, covering issues such as allotment and repurchase of shares and the re-appointment of the auditor. Full explanations of all proposed resolutions are set out in the Explanatory Notes to the Notice.

Unilever PLC Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

Your Board believes that all the proposals to be put to you at the PLC AGM are in the best interests of the Company and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in the Company.

The PLC AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topics relevant to our business and the resolutions. To assist you with questions you may have about Unilever and our products, the ‘shareholder services’ desk will be open before the PLC AGM commences. If you would like to be assured of the fullest possible response to a question asked in the PLC AGM, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.

Your vote is important to us, and there are three ways in which you may vote. You can register your Proxy vote electronically using our electronic voting facility via www.unilever.com/shareholderservices; complete and return the enclosed Proxy Form; or attend and vote in person at the PLC AGM. Details can be found on the back of your Proxy Form. Institutional investors are able to cast their votes using CREST electronic Proxy voting. As usual at the PLC AGM, all resolutions will be put to a poll. This will ensure that the votes of all our shareholders are counted, as Proxy results are added to the votes of shareholders present at the PLC AGM who use the electronic voting system. The results of the PLC AGM will be announced on the company website www.unilever.com/agm as soon as possible after being released to the London Stock Exchange.

Shareholders will have received the 2012 Annual Report and Accounts or have been notified of its availability on our website at www.unilever.com/investorrelations. Unilever PLC is encouraging all shareholders to receive shareholder communication and payments electronically as part of a commitment to reducing its environmental footprint. This focus benefits you (as you will receive your communication faster) and it benefits the environment (by reducing paper and saving energy). If you do not already do so, you can register to receive future shareholder communications via email by logging onto www.investorcentre.co.uk/ecomms.

Alternatively you can provide us with your email address by completing the email capture box when you submit your Proxy Form.

All your votes are important to us and I would urge you to complete and return your votes in good time, and in any event no later than 3pm on 13 May 2013. I look forward to seeing as many of you as possible on 15 May 2013.

Yours sincerely,

Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2013	2

UNILEVER PLC NOTICE OF ANNUAL GENERAL MEETING 2013

Notice is hereby given that the Annual General Meeting of Unilever PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 3pm on Wednesday 15 May 2013 to transact the following business:

Report and Accounts for the year ended 31 December 2012

1.	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2012, together with the Directors’ Report and the Auditor’s Report.

Approval of the Directors’ Remuneration Report for the year ended 31 December 2012

2.	To consider and, if thought fit, approve the Directors’ Remuneration Report for the year ended 31 December 2012 included within the Annual Report and Accounts 2012.

Re-election of Executive Directors

To re-elect as Directors:

3.	Mr P G J M Polman
4.	Mr R J-M S Huët

Re-election of Non-Executive Directors

To re-elect as Directors:

5.	Professor L O Fresco
6.	Ms A M Fudge
7.	Mr C E Golden
8.	Dr B E Grote
9.	Ms H Nyasulu
10.	The Rt Hon Sir Malcolm Rifkind MP
11.	Mr K J Storm
12.	Mr M Treschow
13.	Mr P S Walsh

Election of Non-Executive Directors

To elect as Directors:

14.	Mrs L M Cha
15.	Ms M Ma
16.	Mr J Rishton

Re-appointment and remuneration of the Auditor

17.	To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company, to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

18.	To authorise the Directors to fix the remuneration of the Auditor.

Directors’ authority to issue shares

19.	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT the Directors be and are hereby generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £13,300,000 provided that this authority shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2014 (whichever is earlier), save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.

Disapplication of pre-emption rights

20.	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT subject to the passing of the previous resolution, the Directors be and are hereby given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to such allotment or sale, such power to be limited:

(a)	to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(b)	to the allotment of equity securities and/or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of £2,000,000;

and shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2014 (whichever is earlier), save that the Company may before such expiry make an offer or enter into an agreement which would or might require equity securities to be allotted (and/or treasury shares to be sold) after such expiry and the Directors may allot securities and sell treasury shares in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Company’s authority to purchase its own shares

21.	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of ordinary shares of 3 1/9p each in the capital of the Company, subject to the following conditions:

(a)	the maximum number of shares which may be hereby purchased is 128,345,000 ordinary shares;

(b)	the minimum price, exclusive of expenses, which may be paid for each ordinary share is 3 1/9p;

(c)	the maximum price, exclusive of expenses, which may be paid for each ordinary share is not more than the higher of: (1) 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (2) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out at the relevant time; and

(d)	the authority conferred by this resolution shall expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2014 (whichever is earlier), save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

3	Unilever Chairman’s Letter and Notice of Meeting 2013

Political Donations and Expenditure

22.	To consider and, if thought fit, to pass the following as an Ordinary Resolution:

THAT in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:

(a)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;

(b)	make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and

(c)	to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year, in each case during the period beginning with the date of passing this resolution and ending at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2014 (whichever is earlier).

Notice period for General Meetings

23.	To consider and, if thought fit, to pass the following as a Special Resolution:

THAT a general meeting other than an annual general meeting may be called on not less than 14 days’ clear notice.

By order of the Board

T E Lovell
Group Secretary	2 April 2013

Unilever Chairman’s Letter and Notice of Meeting 2013	4

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING 2013

1.	Members of the Company will have the right to attend and vote at the Annual General Meeting (AGM). Registration will start at 1.30pm, when refreshments will be served. If you are attending the AGM in person, please bring your Proxy Card and hand it in on arrival. It is necessary for your admission to the meeting. If you do not bring this card with you, then proof of identification will be required for you to gain admittance to the AGM.

2.	A member of the Company who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his/her rights to attend and to speak and vote on his/her behalf at the meeting. A Proxy need not be a member of the Company. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0870 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.	A member may appoint more than one Proxy in relation to the AGM, provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that member. To do this, that member must complete a separate Proxy Form for each Proxy. Members can copy their original Proxy Form, or additional Proxy Forms can be obtained from Computershare Investor Services PLC on 0870 600 3977. A member appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, no later than 3pm on 13 May 2013.

5.	As an alternative to completing the hard-copy Proxy Form, a member can appoint a Proxy electronically by logging on to www.unilever.com/shareholderservices, clicking on ‘AGM and Voting’ and selecting the electronic voting option. To do this, a member will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 3pm on 13 May 2013. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.	In the case of a member which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (e.g. director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified notarially) must be included with the Proxy Form.

8.	A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A member who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit.
A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolution) which properly comes before the AGM as he/she thinks fit.

9.	The return of a completed Proxy Form, other such instrument or any CREST Proxy Instruction (as described in paragraphs 10 to 13 below) will not prevent a member from attending the AGM and voting in person if he or she wishes to do so, in which case any instructions given to a Proxy will be ineffective.

10.	CREST members who wish to appoint a Proxy or Proxies through the CREST electronic Proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

11.	In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (Euroclear), and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to Proxies appointed through CREST should be communicated to the appointee through other means.

12.	CREST members and, where applicable, their CREST sponsors, or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

13.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

14.

Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names

5	Unilever Chairman’s Letter and Notice of Meeting 2013

of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.	If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

16.	Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in those paragraphs can only be exercised by shareholders of the Company.

17.	The Company specifies that only those shareholders registered in the register of members of the Company at close of business on 13 May 2013 shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the AGM. If the AGM is adjourned, the Company specifies that only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled to attend and vote at the meeting.

18.	Voting on the resolutions will be conducted by way of a poll rather than on a show of hands. This is a more transparent method of voting as shareholder votes are to be counted according to the number of shares held. This will ensure an exact and definitive result.

19.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

20.	You may not use any electronic address provided either in this Notice or any related documents (including the Chairman’s letter and Proxy Form) to communicate with the Company for any purposes other than those expressly stated.

21.	Under Section 527 of the Companies Act 2006 members meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

22.	Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

23.	A copy of this notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/agm.

Unilever Chairman’s Letter and Notice of Meeting 2013	6

EXPLANATORY NOTES TO THE BUSINESS OF THE ANNUAL GENERAL MEETING 2013

Report and Accounts for the year ended 31 December 2012 (Resolution 1)

The Directors must lay the Company’s Accounts, the Directors’ Report and the Auditor’s Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts and the Directors’ Report, and the Auditor has prepared its Report.

Approval of Directors’ Remuneration Report (Resolution 2)

The Directors must include specified information within their Remuneration Report in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. The Directors’ Remuneration Report for the year ended 31 December 2012 has been prepared accordingly and approved by the Directors. The Directors’ Remuneration Report is included within the Unilever Report and Accounts 2012, copies of which are available on Unilever’s website at www.unilever.com/investorrelations. Members must, under Sections 439 and 440 of the Companies Act 2006 and the Regulations, be given the opportunity to approve it. While the vote is advisory, it will be taken into account when considering the future operation and development of the Company’s remuneration policy.

Re-Election of Executive and Non-Executive Directors (Resolutions 3 to 13)

Unilever PLC’s Articles of Association require the annual retirement and re-election of its Directors. Each proposed candidate for re-election is also being proposed for re-election to the Board of Unilever N.V. The resolution to re-elect a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 15 May 2013 (or at any adjournment thereof) and at the Unilever PLC 2013 AGM (or at any adjournment thereof). Biographical details concerning each of the proposed candidates for re-election can be found on page 42 of the Unilever Annual Report and Accounts 2012, and also on Unilever’s website at www.unilever.com/investorrelations.

Re-election of Executive Directors (Resolutions 3 and 4)

Paul Polman and Jean-Marc Huët are proposed for re-election as Executive Directors.

Re-election of Non-Executive Directors (Resolutions 5 to 13)

All the existing Non-Executive Directors, with the exception of Sunil Bharti Mittal, are proposed for re-election. The Board of Directors has determined that, in its judgement, the Non-Executive Directors being proposed for re-election are independent. The Chairman is satisfied that all Non-Executive Directors being proposed for re-election continue to perform effectively and demonstrate commitment to their roles. They are each chosen for their broad and relevant experience and international outlook.

All re-elected Non-Executive Directors will become Board Committee members (see table on page 8 for composition).

Election of Non-Executive Directors (Resolutions 14-16)

Laura Cha, Mary Ma and John Rishton are being proposed as Non-Executive Directors. Biographical details for each are set out below. These biographies are also available on Unilever’s website at www.unilever.com/investorrelations.

Laura Cha

Nationality: Chinese. Born: 1949

Laura M Cha GBS, JP, is a non-official member of the Executive Council of Hong Kong Special Administrative Region and a Hong Kong delegate to the 11th National People’s Congress of China. Mrs Cha is an independent non-executive director of HSBC Holdings plc and China Telecom Corporation Limited, as well as non-executive deputy chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc. She is a member of the Advisory Board of the Yale School of Management and a senior international advisor for Foundation Asset Management AB. Mrs Cha worked in the Securities and Futures Commission in Hong Kong from 1991 to early 2001, then became the first person outside Mainland China to join the Chinese Central Government at the vice-ministerial rank when she was appointed as vice chairman of the China Securities Regulatory Commission in 2001. She stayed in that post until 2004. Mrs Cha was educated in the US, with a BA from the University of Wisconsin and a JD degree from the University of Santa Clara, and she is a member of the State Bar of California. She practised law in the 1980s in San Francisco with Pillsbury, Madison and Sutro, and in Hong Kong with Coudert Brothers.

Mary Ma

Nationality: Chinese. Born: 1952

Mary Ma was appointed chairman of Boyu Capital, a private equity fund in 2011. Prior to Boyu, Ms Ma was the partner of TPG Capital and co-chairman of TPG China where she primarily focused on investments in the Greater China region. Before joining TPG, Ms Ma was the senior vice president and chief financial officer of Lenovo Group. She still serves the Lenovo Board as non-executive vice chairman and has done since 2007. She is also an independent director of Standard Chartered Bank (Hong Kong) Limited and non-executive director of Wumart Stores. Ms Ma has been a member of the Listing Committee of The Stock Exchange of Hong Kong since 2009, a member of The Hong Kong Institute of Directors since 2000, and was a member of the Dean’s Council of the Kennedy School of Harvard University from 2002-2007. Prior to joining Lenovo she worked for The Chinese Academy of Sciences.

John Rishton

Nationality: British. Born: 1958

John Rishton has been chief executive officer of Rolls-Royce Holdings plc since 31 March 2011. He was appointed a non-executive director of Rolls-Royce Group in 2007 and served as chairman of the audit committee and a member of the ethics and nominations committees. He served as the chief executive officer and president of Royal Ahold N.V. from November 2007 to March 2011. Prior to becoming CEO he was chief financial officer Royal Ahold from 2006. Mr Rishton served as a non-executive director of ICA AB from 2006 to 2010 and Allied Domecq Plc from 2003 to 2005. He was the chief financial officer of British Airways Plc from 2001 to 2005.

The Board has determined that, in its judgement, all the Non-Executive Director candidates are independent.

Laura Cha, Mary Ma and John Rishton are also being proposed for election as Non-Executive Directors of Unilever N.V. and these resolutions, if passed, will only become effective if agenda items 16, 17 and 18 as set out in the Notice of Annual General Meeting of Unilever N.V. to be held on 15 May 2013 in Rotterdam, The Netherlands or any adjournment thereof are approved.

If elected as Non-Executive Directors at the 2013 AGMs, the Board proposes that Laura Cha, Mary Ma and John Rishton will become members of Board Committees as shown in the table on page 8. Their fees will consist of the basic Non-Executive Director fee of €42,760 plus £37,500, plus an additional fee of €5,700 and £5,000 for their membership of the relevant Committee referred to below.

7	Unilever Chairman’s Letter and Notice of Meeting 2013

If all those proposed by the Board are (re-)elected as Directors at the 2013 Annual General Meetings of Unilever N.V. and Unilever PLC, the composition of the Board Committees will be as follows:

Audit Committee

Byron Grote (Chair)
Mary Ma
Hixonia Nyasulu
John Rishton

Compensation and Management Resources Committee

Paul Walsh (Chair)
Ann Fudge
Kees Storm
Michael Treschow

Corporate Responsibility Committee

Louise Fresco (Chair)
Laura Cha
Charles Golden

Nominating and Corporate Governance Committee

Kees Storm (Chair)
Sir Malcolm Rifkind
Michael Treschow

Re-appointment of Auditor (Resolution 17)

At each meeting at which Accounts are laid before the members, the Company is required to appoint an Auditor or Auditors to serve until the next such meeting.

Remuneration of Auditor (Resolution 18)

This resolution gives authority to the Directors to determine the Auditor’s remuneration, which is then disclosed in the next Accounts of the Company.

Directors’ authorities to issue shares (Resolution 19)

Renewal of this authority is sought at the AGM each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £13,300,000 in new shares at their nominal value (representing 427,500,000 ordinary shares). At 28 March 2013, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately 33% of the Company’s issued ordinary share capital (calculated exclusive of treasury shares).

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2014, being the last date by which the Company must hold an Annual General Meeting in 2014.

The Directors have no present intention to exercise the authority sought under this resolution.

As at the date of this Notice, 26,696,994 ordinary shares are held by the Company in treasury. This amount represents approximately 2.08% of the issued ordinary share capital (excluding treasury shares) of the Company as at 28 March 2013, the latest practicable date prior to the publication of this Notice of Meeting.

Disapplication of pre-emption rights (Resolution 20)

Renewal of this authority is sought at the AGM each year. Under the Companies Act 2006 shareholders have ‘rights of pre-emption’ in relation to the issue of new shares: that is to say, the shares must be offered first to the existing shareholders in proportion to their holdings. Under Sections 570 and 571 of the Companies Act 2006 the Directors require the authority of the shareholders if they wish to disapply these rights. In the case of a rights issue, there could be legal, regulatory or practical difficulties in issuing new shares to some shareholders, particularly those resident overseas, and part (a) of this resolution permits the Directors to make the appropriate exclusions or arrangements to deal with this. In addition, there may be circumstances when the Directors consider it in the best interests of the Company to issue shares to another party or parties without first offering them to existing shareholders, for example, to finance a business opportunity. Part (b) of this resolution gives them authority to do so, up to a limit of £2,000,000 in new shares at their nominal value. At 28 March 2013 (being the latest practicable date prior to the publication of the Notice of this Meeting) this aggregate nominal amount was approximately 5% of the Company’s issued ordinary share capital (calculated inclusive of treasury shares).

In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period where the Principles provide that usage in excess of 7.5% should not take place without prior consultation with shareholders. The authority will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2014, the last date by which the Company must hold an Annual General Meeting in 2014 (whichever is earlier).

Company’s authority to purchase its own shares (Resolution 21)

Renewal of this authority is also sought at the AGM each year. The Directors have no present intention of exercising this authority but believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buy back programme. The Directors will only buy back shares under the programme when they consider that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

The resolution specifies the maximum number of shares which may be acquired which at 28 March 2013 (being the latest practicable date prior to the publication of this Notice of Meeting) represented just under 10% of the Company’s issued capital (calculated exclusive of treasury shares) and the maximum and minimum prices at which they may be bought.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time. Any shares purchased would be cancelled, unless they were held as ‘treasury shares’, in which case they could be held in the name of the Company pending resale. The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

Trusts of Viscount Leverhulme (founder of the company that became Unilever PLC) own four classes of special shares in Margarine Union (1930) Limited (a subsidiary of Unilever PLC).

Unilever Chairman’s Letter and Notice of Meeting 2013	8

EXPLANATORY NOTES TO THE BUSINESS OF THE ANNUAL GENERAL MEETING 2013 continued

One of these classes of share can be converted at the end of the year 2038 into 70,875,000 PLC ordinary shares of 3 1/9p each. As at 28 March 2013 (being the latest practicable date prior to the publication of this Notice of Meeting) this represents 5.5% of Unilever PLC’s issued ordinary share capital (excluding treasury shares). If the existing authority given at the 2012 AGM and the authority now being sought by resolution 22 were to be fully used (being the purchase of 256,690,000 ordinary shares), the options would represent 6.9% of Unilever PLC’s issued ordinary share capital (excluding treasury shares).

Political Donations and Expenditure (Resolution 22)

Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to: (i) political parties; (ii) other political organisations; and (iii) independent election candidates and on incurring political expenditure (as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution. The Board of Unilever PLC has confirmed that the Company does not make political donations or incur political expenditure within the ordinary meaning of those words and that it has no intention of doing so.

Notice period for General Meetings (Resolution 23)

Resolution 24 seeks the approval of shareholders (as required by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’)) to replace a similar authority granted to the Directors at the 2012 AGM to allow the Company to call general meetings (other than annual general meetings) on 14 days’ clear notice. The approval will be effective until the Company’s next AGM, when it is intended that a similar resolution will be proposed. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company will also need to meet the requirements for electronic voting under the Shareholders’ Rights Regulations before it can then call a general meeting on 14 days’ notice.

Share capital

As at 28 March 2013 (being the latest practicable date prior to the publication of the Notice of Meeting) the total number of issued ordinary shares was 1,310,156,361. Unilever PLC holds 26,696,994 ordinary shares in treasury and therefore the total number of voting rights for the ordinary shares is 1,283,459,367. The total number of Deferred shares was 100,000 (representing 3,214,285 voting rights). The holders of the Deferred shares do not exercise their voting rights at the AGM.

Documents for inspection

Copies of the Directors’ service contracts (or, where applicable, letters of appointment) are available for inspection at Unilever’s offices at Unilever House, 100 Victoria Embankment, London EC4Y 0DY in the United Kingdom, from the date of this Notice of Meeting until the close of the Meeting. They are available during normal business hours on any weekday (excluding public holidays) and at the place of the AGM from at least 15 minutes before the AGM until the close of the Meeting.

Recommendation

The Directors believe that the proposals set out in the Notice of Meeting are in the best interests of the Company and shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of each resolution, as they intend to do themselves in respect of their own shares in the Company.

9	Unilever Chairman’s Letter and Notice of Meeting 2013

UNILEVER PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5464

UNILEVER PLC REGISTERED OFFICE
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41424

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